Unicycive Therapeutics, Inc.

4300 El Camino Real, Suite 210

Los Altos, CA 94022

July 11, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	Unicycive Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333- 280703
Filed July 5, 2024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Unicycive Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Tuesday, July 16, 2024, or as soon thereafter as possible.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Jeffrey Fessler of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

UNICYCIVE THERAPEUTICS, INC.

By:	/s/ Shalabh Gupta
Name:	Shalabh Gupta
Title:	Chief Executive Officer

cc:	Jeffrey Fessler, Sheppard Mullin Richter & Hampton LLP